SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103

(CUSIP Number of Class of Securities)

Max Carnecchia

Chief Executive Officer

Accelrys, Inc.

5005 Wateridge Vista Drive

San Diego, California 92121-1761

(858) 799-5000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, California 92121

(858) 458-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 relates to the planned tender offer by 3DS Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Dassault Systemes Americas Corp., a Delaware corporation (“Dassault”), to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of Accelrys, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 30, 2014, by and among Dassault, Purchaser and the Company.

On January 30, 2014, the Company began communicating the applicable set of Frequently Asked Questions set forth below to its employees and to its customers and partners:

ACCELRYS EMPLOYEE FAQ

Employee Frequently Asked Questions

1.	WHAT WAS ANNOUNCED TODAY?

The title of today’s press release is “Dassault Systèmes and Accelrys to Join Forces – Delivering Scientific Innovation in the Age of Experience.” Dassault Systèmes has announced their intention to acquire Accelrys, signaling their bold ambition to leverage Accelrys’ leadership as a provider of scientific innovation software in chemistry, biology and materials to create a company with the unparalleled ability to accelerate the adoption of Scientific PLM. This vision is not only consistent with Accelrys’ vision, it fast-forwards Dassault Systèmes ’ strategic intention to expand their Industry Solution Experiences for Pharmaceuticals, Biotechnology, Consumer Packaged Goods, Food and Beverage, High-Tech, Energy and across broad, advanced manufacturing sectors that use new types of materials. This important and unique combination will provide powerful industry offerings from design to manufacturing and regulatory for customers.

For more information on the announcement, view the press release.

2.	WHAT ARE THE TERMS OF THE AGREEMENT?

Dassault Systèmes will make a cash offer for all the outstanding shares of Accelrys common stock at $12.50 per share, representing an enterprise value of approximately $750 million. The transaction will be subject to shareholder and regulatory approval and is expected to close within 60-120 days.

3.	WHO IS ACCELRYS?

As the leading provider of Scientific Innovation Lifecycle Management (SILM) software, Accelrys develops and commercializes informatics software products and services for industries and organizations that rely on scientific innovation to differentiate themselves in the marketplace. The industry-leading Accelrys Enterprise Platform provides a broad, flexible scientific solution optimized to integrate the diversity of science, experimental processes and information requirements across the research, development, process scale-up and early manufacturing phases of product development. Accelrys supports life and materials scientists with software applications for Scientific Data Management, Modeling and Simulation, Research Informatics, Laboratory Informatics, Enterprise Quality Management, Environmental Health & Safety and Operations Intelligence. These capabilities enable scientific innovators to access, organize, analyze and share data in unprecedented ways—ultimately enhancing innovation, improving productivity and compliance, reducing costs and speeding time from lab to market.

accelrys.com	1

FREQUENTLY ASKED QUESTIONS

4.	WHO IS DASSAULT SYSTÈMES?

Dassault Systèmes, a world-wide company headquartered in Paris, is the second largest software company in Europe behind SAP. Dassault Systèmes has 11,000 employees around the world with 106 nationalities, revenue approx. $2.7 billion, market cap of just under $15 billion.

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Dassault Systèmes is a world leader in 3D design software, 3D digital Mock Up and Product Lifecycle Management (PLM) solutions. The company’s world-leading solutions transform the way products are designed, produced and supported. Dassault Systèmes collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 170,000 customers of all sizes, in all industries, in more than 140 countries.

Dassault Systèmes offers a portfolio of industry solution experiences serving twelve industries: Life Sciences; Consumer Packaged Goods & Retail; Energy, Process & Utilities; Aerospace & Defense; Architecture, Engineering & Construction; Consumer Goods & Retail; Financial and Business Services; High-Tech; Industrial Equipment; Marine & Offshore; Natural Resources; and Transportation & Mobility. Dassault Systèmes delivers best-in-class product development software applications delivered on the 3DEXPERIENCE Platform, enabling 3D Design, Engineering, 3D CAD, Modeling, Simulation, Data Management and Process Management.

5.	WHY DID DASSAULT SYSTÈMES ACQUIRE ACCELRYS?

As the global leader in Product Lifecycle Management, devoted to science, engineering and mathematics, Dassault Systèmes has been investing in process industries (life sciences, energy and consumer packaged goods) for the last several years. By joining forces with Accelrys, Dassault Systèmes can accelerate the adoption of Scientific PLM across process-based and fast-transforming industries, combining science-based innovation with Product Lifecycle Management. This powerful combination is unmatched in today’s enterprise software environment in putting science to work creating a cleaner, healthier, safer and more productive world. Dassault Systèmes’overall purpose is to harmonize product, nature and life by providing clients with the capability to design, model and manufacture products in a collaborative manner. Together, Accelrys and Dassault Systèmes will provide customers with the capability to model and represent molecules, enabling further sustainable innovation. Accelrys will enrich Dassault Systèmes’ modeling and simulation and informatics capabilities, from discovery to manufacturing and regulatory, while also enhancing our chemistry-based offerings in the life sciences, consumer packaged goods, high tech and energy industries.

6.	HOW IMPORTANT IS THIS ACQUISITION TO THE MARKET AND TO OUR INDUSTRY?

We’ve all seen in our customer visits some very significant market trends and technology trends, and the opportunity to be the strategic partner to these process and formulation industries is massive. Our customers are looking for a strategic enterprise partner from early research through manufacturing. Combining Dassault Systèmes’ PLM and enterprise footprint with Accelrys’ Scientific Innovation Lifecycle Management approach creates an unbeatable leader in the field of scientific PLM. We’ve created a very important, valuable and unique company. We’re delivering an optimal outcome for shareholders, employees and customers. Adding Accelrys’ scientific expertise and portfolio to Dassault Systèmes’ 3DEXPERIENCE platform, knowledge and know-how positions our combined company to deliver the next generations of scientific and business industry solution experiences.

accelrys.com	2

FREQUENTLY ASKED QUESTIONS

7.	HOW DO THE DASSAULT SYSTÈMES AND ACCELRYS PORTFOLIOS FIT TOGETHER?

Accelrys and Dassault Systèmes share the same passion for transforming the industries we serve by combining science-based innovation with Product Lifecycle Management to deliver Scientific PLM. The overlap between Accelrys and Dassault Systèmes software is minimal. Accelrys software applications for Scientific Data Management, Modeling and Simulation, Research Informatics, Laboratory Informatics, Enterprise Quality Management, Environmental Health & Safety and Operations Intelligence complement Dassault Systèmes’ 3DEXPERIENCE business platform. The 3DEXPERIENCE Platform is a social and collaborative platform to enable people to work and innovate both in a structured and unstructured way; a modeling platform to represent holistic 3D universes; a content and simulation platform to extend and improve real-world experimentation; and an information intelligence platform to navigate Big Data. We see unique synergies between Accelrys’ new cloud-based information management and collaboration workspace, ScienceCloud, and Dassault Systèmes’ 3DEXPERIENCE Platform. Accelrys will benefit from the extensive work Dassault Systèmes has already done in delivering cloud-based services to customers, work that can dramatically accelerate the delivery of our ScienceCloud offering.

8.	WILL THE ACCELRYS ENTERPRISE PLATFORM INTEGRATE INTO THE DASSAULT SYSTÈMES 3DEXPERIENCE PLATFORM?

Integration plans for the products, solutions and platform complimentary and integration plans will unfold as we work together as teams.

9.	WILL WE BE MAKING ANY CHANGES TO OUR ROADMAPS OR INITIATIVES AS A RESULT OF OUR COMBINATION?

The existing roadmap commitments for both companies remain in place at this time. This acquisition is an important addition to Accelrys’ strategic focus on Scientific Innovation Lifecycle Management and we will work to take advantage of the integration opportunities that now exist.

10.	HOW WILL THE ACCELRYS PRODUCTS BE SUPPORTED?

Customers will continue to work through their existing customer support channels. Our top priority is ensuring the success of our customers.

11.	HOW WILL ACCELRYS BE INTEGRATED INTO DASSAULT SYSTÈMES?

Accelrys will become a business within Dassault Systèmes dedicated to furthering the current vision of Scientific Innovation Lifecycle Management within scientific process-based industries with a combined portfolio of Dassault Systèmes and Accelrys resources, products and intellectual property. As we are in very early days of integration discussions, there is still much to be decided and much work to be done regarding the specifics of how we integrate. Our teams will begin those planning activities in the very near future with the goal of having clarity on the near term integration plans by the close of the transaction.

12.	WILL OUR COMPANY NAME CHANGE? WILL WE RE-BRAND ACCELRYS PRODUCTS?

Consistent with the above, plans for branding and naming conventions will be a part of the early integration discussions.

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FREQUENTLY ASKED QUESTIONS

13.	HOW WILL ACCELRYS PRODUCTS BE SOLD GOING FORWARD?

Accelrys products and solutions will continue to be sold by the current Accelrys sales team. There are significant opportunities to expand our Scientific Innovation Lifecycle Management solutions throughout the Americas, Europe and Asia due to this acquisition. Our joint product offerings and the ability to leverage the Dassault Systèmes 3DExperience Platform offers us unparalleled differentiation in our market.

14.	WHAT IS THE IMPACT OF THE ACQUISITION ON EXISTING CUSTOMERS?

Accelrys joining forces with Dassault Systèmes will be a highly collaborative and complementary combination, with Accelrys’ robust portfolio of solutions for managing the end-to-end Scientific Innovation Lifecycle bringing significant value to customers of both companies.

Accelrys customers today are looking for a strategic enterprise partner, one that can help them accelerate new product development, speed time to market and effectively manage scientific innovation from early research through commercialization. Customers can better connect Scientific Innovation Lifecycle Management with Product Lifecycle Management (PLM). The combination of Dassault Systèmes and Accelrys offers unmatched transformational change, providing faster, deeper and broader scientific PLM capabilities that will directly and positively impact our customers’ businesses.

15.	WILL THE CONDITIONS OF EMPLOYMENT AS AN ACCELRYS EMPLOYEE CHANGE UNDER THE COMBINED COMPANY?

This combination is going to be exciting for the Accelrys team, but not without the potential of some level of change. All employees will remain employed consistent with their current compensation and original dates of hire for purposes of seniority.

While little will change with respect to benefit plans in the immediate term, we will be reviewing our plans and providers consistent with our annual renewal process and as a part of a now bigger organization with the goal of maximizing our opportunity for alignment and minimizing unnecessary disruption to our employees and their families. Likewise, over time we will likely undertake the exercise of aligning job titles where it makes business sense.

With respect to our CY13 and CY14 incentive plans and our performance review, objective setting, and merit review process, they will continue on current course. CY13 incentive plans will be calculated in accordance with our past year results and payments made as planned in the March payroll. CY14 incentive plans will remain based upon the performance of our business and consistent with the format of past years. Our performance review and planning process currently underway will continue uninterrupted and ACCELRYS staff are encouraged to continue completing CY13 performance reviews, setting CY14 objectives, and proposing CY14 salary increases.

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FREQUENTLY ASKED QUESTIONS

16.	WILL WE MAINTAIN OUR OFFICES?

Accelrys will continue to maintain its current office footprint. As part of the integration process, we may look for opportunities within each geography to collocate our combined teams subject to space and lease constraints. It is very early days and no changes have been either discussed or are contemplated at this time.

17.	WHAT DO I DO NOW?

This acquisition brings new opportunities to Accelrys and Dassault Systèmes, and our goal will be to continue to deliver value to our customers and grow our collective business. We will continue to operate in the same manner as before and as we progress on integration activities we will provide frequent communication on our progress. Some employees will have specific additional responsibilities with respect to the work necessary to finalize the transaction and begin the integration planning activities. This process will begin immediately with teams from both companies involved. Please continue with your current responsibilities and if you have any questions, consult with your manager or any member of the leadership team.

18.	WHAT WILL HAPPEN TO MY ACCELRYS EQUITY – RESTRICTED STOCK UNITS, STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN SHARES?

Consistent with the terms of the transaction, Dassault Systèmes’ intention is to purchase all outstanding shares of Accelrys for cash, at a valuation of $12.50 per share. This means that, upon close of the transaction, all unvested shares will accelerate vesting and be cashed out. Specifically, stock option holders will be delivered the cash proceeds resulting from the difference in value between the $12.50 purchase price and the original grant price of their options, now fully vested. Likewise, as full value shares, the RSUs will be cashed out at $12.50 per share and the cash value delivered to the holder. All other shares owned outright, either as a result of ESPP purchases, held within an individual’s 401(k) plan, or otherwise owed outright will be liquidated consistent with the $12.50 per share price.

Current ESPP participation will continue through the day before the intended close of the transaction, at which time, the respective number of shares will be purchased in accordance with the terms of the ESPP and then cashed out at the $12.50 per share price.

In addition, our trading window black out period which is in effect now will remain in effect through the close of the transaction.

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FREQUENTLY ASKED QUESTIONS

19.	IF I HAVE QUESTIONS ABOUT MY EMPLOYMENT OR ROLE, WHOM SHOULD I CONTACT?

For the time being, please work through your manager with any questions or contact any HR representative.

20.	WHAT CAN I COMMUNICATE ABOUT THIS ACQUISITION?

Informational announcement emails and customer FAQs are being sent to customers. The management teams of Accelrys and Dassault Systèmes will personally contact a number of key customers. Customer conversations should be consistent with the messages contained in those documents and an email template will be made available for that purpose.

Additional external inquiries including those from financial analysts, industry analysts or press should be forwarded to the following contacts:

Financial Analysts/Inquiries: Michael Piraino

Press/Industry Analysts: Karen Buckner

accelrys.com	© 2014 Accelrys Software Inc. All brands or product names may be trademarks of their respective holders. 6

FAQ FOR ACCELRYS CUSTOMERS AND PARTNERS

Customers & Partners Frequently Asked Questions

1.	WHAT WAS ANNOUNCED TODAY?

The title of today’s press release is “Dassault Systèmes and Accelrys to Join Forces – Delivering Scientific Innovation in the Age of Experience.” Dassault Systèmes has announced their intention to acquire Accelrys, signaling their bold ambition to leverage Accelrys’ leadership as a provider of scientific innovation software in chemistry, biology and materials to create a company with the unparalleled ability to accelerate the adoption of Scientific PLM. This vision is not only consistent with Accelrys’ vision, it fast-forwards Dassault Systèmes’ strategic intention to expand their Industry Solution Experiences for Pharmaceuticals, Biotechnology, Consumer Packaged Goods, Food and Beverage, High-Tech, Energy and across broad, advanced manufacturing sectors that use new types of materials. This important and unique combination will provide powerful industry offerings from design to manufacturing and regulatory for customers.

For more information on the announcement, view the press release.

2.	WHO IS ACCELRYS?

As the leading provider of Scientific Innovation Lifecycle Management (SILM) software, Accelrys develops and commercializes informatics software products and services for industries and organizations that rely on scientific innovation to differentiate themselves in the marketplace. The industry-leading Accelrys Enterprise Platform provides a broad, flexible scientific solution optimized to integrate the diversity of science, experimental processes and information requirements across the research, development, process scale-up and early manufacturing phases of product development. Accelrys supports life and materials scientists with software applications for Scientific Data Management, Modeling and Simulation, Research Informatics, Laboratory Informatics, Enterprise Quality Management, Environmental Health & Safety and Operations Intelligence. These capabilities enable scientific innovators to access, organize, analyze and share data in unprecedented ways—ultimately enhancing innovation, improving productivity and compliance, reducing costs and speeding time from lab to market.

accelrys.com	1

FREQUENTLY ASKED QUESTIONS

3.	WHO IS DASSAULT SYSTÈMES?

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Dassault Systèmes is a world leader in 3D design software, 3D digital Mock Up and Product Lifecycle Management (PLM) solutions. The company’s world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 170,000 customers of all sizes, in all industries, in more than 140 countries.

Dassault Systèmes offers a portfolio of industry solution experiences serving twelve industries: Life Sciences; Consumer Packaged Goods & Retail; Energy, Process & Utilities; Aerospace & Defense; Architecture, Engineering & Construction; Consumer Goods & Retail; Financial and Business Services; High-Tech; Industrial Equipment; Marine & Offshore; Natural Resources; and Transportation & Mobility. Dassault Systèmes delivers best-in-class product development software applications delivered on the 3DEXPERIENCE Platform, enabling 3D Design, Engineering, 3D CAD, Modeling, Simulation, Data Management and Process Management.

4.	WHAT DOES THIS MEAN FOR YOU AS A CUSTOMER OF ACCELRYS?

Accelrys joining forces with Dassault Systèmes will be a highly collaborative and complementary combination, with Accelrys robust portfolio of solutions for managing the end-to-end Scientific Innovation Lifecycle bringing significant value to customers of both companies.

Accelrys customers today are looking for a strategic enterprise partner, one that can help them accelerate new product development, speed time to market and effectively manage scientific innovation from early research through commercialization. Customers can better connect Scientific Innovation Lifecycle Management with Product Lifecycle Management (PLM). The combination of Dassault Systèmes and Accelrys offers unmatched transformational change, providing faster, deeper and broader scientific PLM capabilities that will directly and positively impact our customers’ businesses.

5.	WHY DID DASSAULT SYSTÈMES ACQUIRE ACCELRYS?

As the global leader in Product Lifecycle Management devoted to science, engineering and mathematics, Dassault Systèmes has been investing in process industries (life sciences, energy and consumer packaged goods) for the last several years. By joining forces with Accelrys, Dassault Systèmes can accelerate the adoption of Scientific PLM across process-based and fast-transforming industries, combining science-based innovation with Product Lifecycle Management. This powerful combination is unmatched in today’s enterprise software environment in putting science to work creating a cleaner, healthier, safer and more productive world. Dassault Systèmes overall purpose is to harmonize product, nature and life by providing clients with the capability to design, model and manufacture products in a collaborative manner. Together, Accelrys and Dassault Systèmes will provide customers with the capability to model and represent molecules, enabling further sustainable innovation. Accelrys will enrich Dassault Systèmes’ modeling and simulation and informatics capabilities, from discovery to manufacturing and regulatory, while also enhancing our chemistry-based offerings in the life sciences, consumer packaged goods, high tech and energy industries.

accelrys.com	2

FREQUENTLY ASKED QUESTIONS

6.	HOW DO THE PORTFOLIOS OF DASSAULT SYSTÈMES AND ACCELRYS FIT TOGETHER?

Accelrys and Dassault Systèmes share the same passion for transforming the industries we serve by combining science-based innovation with Product Lifecycle Management to deliver Scientific PLM. The overlap between Accelrys and Dassault Systèmes software is minimal. Accelrys software applications for Scientific Data Management, Modeling and Simulation, Research Informatics, Laboratory Informatics, Enterprise Quality Management, Environmental Health & Safety and Operations Intelligence complement Dassault Systèmes’ 3DEXPERIENCE business platform. The 3DEXPERIENCE Platform is a social and collaborative platform to enable people to work and innovate both in a structured and unstructured way; a modeling platform to represent holistic 3D universes; a content and simulation platform to extend and improve real-world experimentation; and an information intelligence platform to navigate Big Data. We see unique synergies between Accelrys’ new cloud-based information management and collaboration workspace, ScienceCloud, and Dassault Systèmes’ 3DEXPERIENCE Platform. Accelrys will benefit from the extensive work Dassault Systèmes has already done in delivering cloud-based services to customers, work that can dramatically accelerate the delivery of our ScienceCloud offering.

7.	WHAT WILL HAPPEN TO ACCELRYS PRODUCTS AND SOLUTIONS?

Accelrys products and solutions will continue to be developed, supported and sold.

8.	WILL ACCELRYS BE MAKING ANY CHANGES TO ROADMAPS OR INITIATIVES AS A RESULT OF THE COMBINATION?

Consistent with today’s announcement regarding Dassault Systèmes, the intent to acquire Accelrys, the existing roadmap commitments for both companies remain in place. After all regulatory approvals are complete, both Dassault Systèmes and Accelrys will review the product portfolios for opportunities to leverage and integrate for faster simplification and adoption within our customers IT environment—all driven by our joint desire to make our customers successful within their industries.

9.	I AM A CUSTOMER OF BOTH ACCELRYS AND DASSAULT SYSTÈMES. WHO IS MY ACCOUNT MANAGER? WHOM DO I CONTACT FOR CUSTOMER SUPPORT?

Customers will continue to work through their existing customer support channels and account managers. Our top priority is ensuring a seamless transition for our customers and the successful use of our software. To that end, we will be developing a long-term plan with Dassault Systèmes and will provide updates as that plan evolves.

accelrys.com	© 2014 Accelrys Software Inc. All brands or product names may be trademarks of their respective holders. 3

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to the timing and anticipated completion of the proposed acquisition, the operation of the combined company and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Dassault and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Dassault undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: potential adverse reactions or changes to business relationships resulting from the announcement of the proposed acquisition of the Company; unexpected costs, charges or expenses resulting from the proposed acquisition of the Company; litigation or adverse judgments relating to the proposed acquisition of the Company; risks relating to the consummation of the proposed acquisition of the Company, including the risk that the closing conditions to the Offer or the Merger will not be satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 7, 2013, under the heading “Item 1A—Risk Factors” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by the Company.

Additional Information and Where to Find It

No statement in this communication is an offer to purchase or a solicitation of an offer to sell securities. The Offer for the shares of common stock of the Company has not commenced. Dassault intends to file a tender offer statement on Schedule TO with the SEC and the Company intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC, each with respect to the Offer described in this communication. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statements. The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 will contain important information, including the various terms of, and conditions to, the Offer, which should be read carefully by the Company’s stockholders before they make any decision with respect to the Offer. Such materials, when prepared and ready for release, will be made available to the Company’s stockholders at no expense to them. In addition, at such time, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and may also be obtained by directing a request to the Corporate Secretary of the Company at (858) 799-5000.